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12010187

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/2010 (MM/DD/YY) AND ENDING 11/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. Reaves & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, 18th Floor
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pass 201-793-2364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block and Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Pass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. Reaves & Co., Inc., as of November 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER
Title

JOHN S. MARAVIGLIA
ID # 2345634
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 6/8/2016

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

ANCHIN

INDEPENDENT AUDITORS' REPORT

To W.H. Reaves & Co., Inc.:

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. as of November 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of W.H. Reaves & Co., Inc. as of November 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
January 26, 2012

W.H. REAVES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2011

ASSETS

Cash and cash equivalents	$	4,665,674
Receivables from clearing organizations		208,070
Advisory fees receivable		1,863,465
Deposits with clearing organizations		176,005
Exchange memberships		2,200
Property and equipment, net		38,247
Other assets		342,912
Total Assets	$	7,296,573

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accounts payable and accrued expenses	$	1,227,973		
Bonus' payable		3,065,000		
Income taxes payable		90,000		
Prepaid advisory fees		80,169		
Deferred rent liability		71,770		
Total Liabilities			$	4,534,912
Stockholders' Equity				
Common stock, $1 par value:				
Authorized - 18,200 voting and 1,800 nonvoting shares				
Issued and Outstanding - 2,385 shares - Class A Voting		2,385		
Issued and Outstanding - 3 shares - Class B Non-voting		3		
Additional paid-in capital		2,098,226		
Retained earnings		661,047		
Total Stockholders' Equity				2,761,661
Total Liabilities and Stockholders' Equity			$	7,296,573

See accompanying notes to the financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

W.H. Reaves & Co., Inc. (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and maintains a license with the New York Stock Exchange (the "Exchange").

Description of Business

The Company acts primarily as an investment advisor on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America. ("GAAP").

Cash and Cash Equivalents

Cash equivalents considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Financial Statement Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Advisory fees are generally received monthly or quarterly and are recognized on a pro rata basis based on the terms of the customer agreements, net of referral fees. The Company earns commission revenues arising from securities transactions entered into for its officers, directors and customers. Commissions are recorded on a settlement date basis, which is not materially different from a trade date basis.

Depreciation and Amortization

Furniture and fixtures are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

Income Taxes

The Company is a taxed as a C corporation for Federal and New Jersey state tax purposes, whereby the companies' income is taxed at the Corporation level. The tax years that remain subject to examination by taxing authorities are 2009, 2008 and 2007.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined.

At November 30, 2011, the Company had net capital of $514,337 which was $212,009 in excess of its required minimum net capital of $302,328. The Company's ratio of aggregate indebtedness to net capital was 8.82 to 1.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	November 30, 2011
Furniture and fixtures	$ 11,525
Computers	142,630
Leasehold improvements	55,961
	210,116
Less: accumulated depreciation	(171,869)
	$ 38,247

NOTE 4 - STOCKHOLDERS' AGREEMENT

Under the terms of a stockholders' agreement, upon their death or disability, the Company may be required to purchase the shares owned by stockholders. The purchase price is based upon a percentage of the book value of the Company, as defined in the agreement.

As of March 15, 2011, the Company cancelled the current authorized and issued common stock shares and reissued new Class A Voting Common Shares at a rate of 15 new Class A Voting Common Shares for each current issued common share. In addition, the Company amended the stockholders' agreement to allow (i) for two classes of the Company's shares to be established with the following characteristics: a) Voting Class A of Common Stock Shares with a par value of $1.00 and b) Non-voting Class B of Common Stock Shares with a par value of $1.00 and (ii) the Company's authorized capitalization of 20,000 shares consist of 18,200 shares of Class A Voting Common Stock and 1,800 shares of Class B Non-Voting Common Stock.

During the year ended November 30, 2011, the Company issued a total of 3 Non-voting shares of common stock for a total of $3,207 to one key employee based on the percentage of the book value of the Company as of November 30, 2010, as defined in the agreement.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Profit-Sharing Plan

The Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees and some past employees. Only full-time employees are eligible to fully participate in the Plan. Contributions to the Plan, included in employee compensation and benefits, are at the discretion of the Board of Directors.

Leases

The Company leases office space under operating leases expiring through 2015. These leases required the Company to pay additional rentals for increases in operating expenses and real estate taxes. The Company also leases office space at another location expiring in February 2012.

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Future minimum lease payments under non-cancellable operating leases as of November 30, 2011 are as follows:

Years Ending November 30,	Operating Leases
2012	$ 286,010
2013	283,640
2014	283,640
2015	260,003
Total minimum lease payments	$1,113,293

Cash Credit Risk Concentrations

The Company maintains accounts in banks located primarily in the tri-state metropolitan area. All amounts held at the banks are fully insured by the FDIC at November 30, 2011.

NOTE 6 - MAJOR CUSTOMER

One customer accounted for approximately 34% of the Company's advisory fees revenue for the year ended November 30, 2011.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 26, 2012, which is the date the financial statements were available to be issued.

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

ANCHIN

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5(G)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To W.H. Reaves and Co., Inc.

In planning and performing our audit of the financial statements of W.H. Reaves & Co., Inc. (the "Company") as of and for the year ended November 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
January 26, 2012

W.H. REAVES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2011

W.H. REAVES & CO., INC.

INDEX TO THE FINANCIAL STATEMENT

NOVEMBER 30, 2011